May 19, 2017	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

VIA EDGAR

Jeffrey Foor, Esq.

Kenneth Ellington

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:      NorthStar Corporate Income Fund – Post-Effective Amendment to Registration Statement on Form N-2 (File Nos. 333-206018; 811-23081)

NorthStar Corporate Income Fund-T – Post-Effective Amendment to Registration Statement on Form N-2 (File Nos. 333-208211; 811-23116)

Dear Messrs. Foor and Ellington:

On behalf of NorthStar Corporate Income Fund (the “Multi-Class Fund”) and NorthStar Corporate Income Fund-T (“Fund-T”) (each, a “Fund” and collectively, the “Funds”) set forth below are the Funds’ responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to each Fund on April 6, 2017 and May 4, 2017, regarding the post-effective amendments to the Funds’ registration statements on Form N-2 (each, the “Registration Statement” and collectively, the “Registration Statements”), that were filed with the SEC on March 16, 2017. The Staff’s comments are set forth below in italics and are followed by the responses of the Funds. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statements.

Accounting Comments

1.         In the “Fees and Expenses” table (the “Fee Table”) for Fund-T, please include all of the annual fund expenses under one heading as required by item 3 of Form N-2 and then update the percentage listed under “Total Annual Fund Expenses.”

Response: Fund-T has revised the Fee Table in response to the Staff’s comment.

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Mr. Jeffrey Foor

Mr. Kenneth Ellington

May 19, 2017

2.         For both Funds, please change the name of the heading in the Fee Table from “Annual Master Fund Expenses” to “Annual Expenses.”

Response: Each Fund has revised the heading in its Fee Table in response to the Staff’s comment.

3.         The Staff notes that, in the Multi-Class Fund’s Registration Statement, footnote 5 to the Fee Table appears to be missing the phrase, “equal to 1.75% per quarter” in the fifth sentence, which is included in footnote 6 to Fund-T’s Registration Statement. Please explain the reasoning for this difference or conform the Multi-Class Fund’s disclosure in footnote 5 to the disclosure in Fund-T.

Response: The Multi-Class Fund has conformed the disclosure in footnote 5 to the Fee Table to the disclosure in Fund-T in response to the Staff’s comment.

4.         Under “Summary of Fees and Expenses,” it was noted that both Funds disclose Annual Master Fund Expenses, which include “Other Expenses,” of 1.6%. The Staff notes that the Funds’ most recent Form N-CSR filings indicate that the Funds have their own operating expenses. Please confirm that the Fee Tables in the Registration Statements include the expenses of such Fund and the Master Fund and, if not, please revise the amount disclosed as “Other Expenses” in the Fee Tables.

Response: The Funds confirm that the Fee Tables in the Registration Statements include the expenses of each such Fund and the Master Fund.

5.         Please confirm whether the Foreign Subsidiary is charging a management fee. If so, please confirm supplementally that the Foreign Subsidiary’s management fee is included in “Management Fee” and that the Foreign Subsidiary’s expenses are included in “Other Expenses,” as disclosed in each Fund’s Fee Table.

Response: The Funds confirm that the Foreign Subsidiary is not charging a management fee and that expenses incurred by the Foreign Subsidiary are included under “Other Expenses” in each Fund’s Fee Table.

6.         Please confirm the Funds’ method for accounting for offering costs. The Staff notes that the Funds are continuously offered closed-end investment companies, but disclosure in the Registration Statements provides that the Funds have charged offering costs against capital in excess of par value on the balance sheet, which is inconsistent with ASC-946-20-35-5. However, the Staff further notes that the financial statements that are included in the Registration Statements state that offering costs incurred directly by the Funds are accounted for as a deferred charge and are amortized over 12 months on a straight-line basis, which is consistent with ASC-946-20-35-5. Please confirm which method the funds are using and revise the Registration Statements as necessary.

Mr. Jeffrey Foor

Mr. Kenneth Ellington

May 19, 2017

Response: The Funds confirm that offering costs incurred directly by the Funds are accounted for as a deferred charge and are amortized over 12 months on a straight-line basis and that the disclosure in each Fund’s prospectus has been updated accordingly.

Legal Comments

7.         The Staff notes that the name of the Funds’ investment adviser has changed since the initial filing. Please explain whether or not there has been a change in the investment adviser and please also explain whether or not the investment adviser has had a change in control since the Funds’ launch.

Response: As an initial matter, the Funds note supplementally that Dechert LLP (“Dechert”) was retained by NorthStar Asset Management Group Inc. (“NSAM”) to opine on whether the merger of NSAM with Colony Capital, Inc. (“Colony”) and NorthStar Realty Finance Corp. (“NRF”) into a new combined company, Colony NorthStar, Inc. would be deemed an “assignment,” as defined under Section 202(a)(1) of the Investment Advisers Act of 1940, as amended and Section 2(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules and regulations thereunder, of certain investment management agreements to which the NSAM advisers were a party prior to the merger. As it relates to the Funds and the Funds’ investment adviser (the “Advisor”), and subject to the qualifications set forth in its opinion, Dechert opined that the merger would not result in an assignment of the advisory agreements as that term is defined under Section 2(a)(4) of the 1940 Act.[1] Eversheds Sutherland (US) LLP, as counsel to the Funds, previously discussed the legal implications of the merger with the board of trustees for the Funds.[2]

Dechert’s view that the merger would not result in the assignment of the advisory agreements between each of the Funds and the Advisor was predicated on two primary conclusions: (1) the merger did not involve a formal assignment and (2) the merger did not involve a change in control. Regarding the first conclusion, there was no formal assignment of the rights and obligations of the advisory agreements between each of the Funds and the Advisor to another person. Similarly, the merger did not involve any amendment to the advisory agreements that would remove or change the Advisor as party to the agreements with each of the Funds. In addition, the material terms of the advisory agreements, including the fees and the nature and level of services provided, remained unchanged. Therefore, the merger did not involve a formal assignment of the advisory agreements between each of the Funds and the Advisor.

Regarding the second conclusion, one must determine whether there is any change of control in the Advisor. Section 2(a)(9) of the 1940 Act defines control as the power to exercise a controlling influence over the management or policies of a company and provides that any person that owns beneficially, either directly or through one or more

[1] Eversheds Sutherland (US) LLP reviewed a draft of Dechert’s opinion.

[2] Each of the Funds notes that the advisory agreements between each of the Funds and its investment adviser contain the provision required by Section 15(a)(4) of the 1940 Act, which requires that a contract with a registered investment company include a provision that such contract shall automatically terminate upon its assignment.

Mr. Jeffrey Foor

Mr. Kenneth Ellington

May 19, 2017

controlled companies, more than 25% of the “voting securities” of a company is presumed to control that company, and any person who owns 25% or less of the voting securities of a company is presumed not to control that company.

Each of the Funds notes that no person or group of persons owned 25% or more of NSAM, Colony or NRF and no person gained control of 25% or more of Colony NorthStar in connection with the merger. Accordingly, each of the Funds and its counsel believed it was reasonable to conclude that NSAM, Colony, NRF and Colony NorthStar were presumed not to have controlling shareholders under Section 2(a)(4) of the 1940 Act and therefore, it was reasonable to conclude that no change in control could result from the merger.[3] In short, each of NSAM, NRF and Colony was a widely-held public company and Colony NorthStar remained so following the closing of the merger. At no time during the merger did a person hold with power to vote directly or indirectly more than 25% of NSAM’s voting shares and, following the merger, no person holds with power to vote directly or indirectly more than 25% of Colony NorthStar’s voting shares.

Accordingly, each of the Funds and its counsel concurred with Dechert’s opinion and believed the merger did not result in an “assignment,” as the term is defined under Section 2(a)(4) of the 1940 Act and the rules thereunder, of each of the Funds’ advisory agreements with the Advisor.

The Advisor’s name was changed because the Advisor, initially formed as a Bermuda exempted limited company on December 22, 2015, redomiciled in Delaware as a limited liability company on January 31, 2017 in connection with the completion of the Colony NorthStar merger. Upon its domestication in Delaware, the Advisor’s name was changed to CNI CCEF Advisors, LLC. In addition to the conclusion of the Dechert opinion, discussed above that there was no change in control, the Advisor received advice from its Delaware counsel that, under applicable law, the redomestication represented a continuation of the Advisor (and not a succession). Delaware counsel advised that the Delaware LLC that resulted from the domestication of the Bermuda advisor would be considered to be the same entity as the Bermuda company from which it domesticated for purposes of Delaware law, rather than a successor entity.  Delaware counsel noted that Section 18-212 of the Delaware LLC Act provides that when a non-United States entity has become domesticated as a Delaware LLC, the Delaware LLC is deemed to be the same entity as the non-United States entity and the domestication constitutes a continuation of the existence of the non-United States entity in the form of a Delaware LLC.  Further, the non-United States entity is not required to wind up its affairs or pay its liabilities and distribute its assets, and the domestication is not deemed to constitute a dissolution of such non-United States entity under Delaware law.  Likewise, the domestication of any non-United States entity as a Delaware LLC is not deemed to affect any obligations or liabilities of the non-United States entity incurred prior to its domestication as a Delaware LLC or the personal liability of any person therefor.  As a

[3] See Dean Witter, Discover & Co., Morgan Stanley Group Inc. No-Action Letter (pub. avail. Apr. 18, 1997). The Funds note supplementally to the Staff that Dechert's opinion contains an exhaustive analysis of the facts of the Colony NorthStar merger in light of the Commission and the Staff's various pronouncements with respect to assignments under the 1940 Act and the no-action letters thereunder.

Mr. Jeffrey Foor

Mr. Kenneth Ellington

May 19, 2017

result, when the domestication becomes effective, for all purposes of the laws of the State of Delaware, all of the rights, privileges and powers of the non-United States entity, and all property, real, personal and mixed, and all debts due to such non-United States entity, as well as all other things and causes of action belonging to such non-United States entity, remain vested in the Delaware LLC  and are the property of the Delaware LLC, and the title to any real property vested by deed or otherwise in such non-United States entity does not revert or become in any way impaired by reason of the domestication; but all rights of creditors and all liens upon any property of such non-United States entity are preserved unimpaired, and all debts, liabilities and duties of the non-United States entity remain attached to the Delaware LLC, and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as a Delaware LLC. The rights, privileges, powers and interests in property of the non-United States entity, as well as the debts, liabilities and duties of the non-United States entity, are not deemed, as a consequence of the domestication, to have been transferred to the Delaware LLC for any purpose of the laws of the State of Delaware.

8.         Please add the following sentence, currently in the notes to the financial statements on page F-31 for the Multi-Class Fund, to the prospectus for each Fund:

“The Master Fund will maintain sufficient cash on hand to fund any such unfunded commitments should the need arise.”

Response: The Funds have added the additional requested disclosure to the “Types of Investments and Related Risks — Risks Related to the Master Fund’s Investment Strategies” section of their Registration Statements.

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Please do not hesitate to call me at (202) 383-0472 if you have any questions or require any additional information.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

cc: Sandra M. Forman, Colony NorthStar, Inc.